Exhibit 99.104

201 County Court Blvd., Suite 304, Brampton, Ontario, L6W 4L2

Ph: 905-595-0575 Fax: 905-595-0578 www.peconsulting.ca

Consent of David Burga

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of Orla Mining Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Management's discussion and analysis for the three and six months ended June 30, 2020;

(b)	Management's discussion and analysis for the three months ended March 31, 2020;

(c)	Prospectus Supplement dated March 30, 2020 to the Short Form Base Shelf Prospectus dated March 11, 2019;

(d)	Management's discussion and analysis for the year ended December 31, 2019:

(e)	Annual Information Form for the year ended December 31, 2019;

(f)	Management's discussion and analysis for the three and nine months ended September 30, 2019;

(g)	Management's discussion and analysis for the three and six months ended June 30, 2019;

(h)	Management's discussion and analysis for the three months ended March 31, 2019;

(i)	Annual Information Form for the year ended December 31, 2018;

(j)	Management's discussion and analysis for the year ended December 31, 2018;

(k)	Short Form Base Shelf Prospectus dated March 11, 2019.

/s/ David Burga
David Burga, P.Geo.
Associate Geologist

Dated: November 30, 2020